UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): September 17, 2021

IROQUOIS VALLEY FARMLAND REIT, PBC

(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

708 Church Street, Suite 234, Evanston, IL	60201
(Full mailing address of principal executive offices)	(ZIP Code)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

On September 17, 2021, Iroquois Valley Farmland REIT, PBC (the “Company”) held its annual meeting of stockholders for the year 2021 (the “2021 Annual Meeting”). The Company solicited votes from its stockholders by proxy distributed on or around August 5, 2021.

The total shares outstanding as of the Record Date for the 2021 Annual Meeting (August 2, 2021):  96,156.47 shares.

Total shares voting in the 2021 Annual Meeting:  60,681.75 shares, or 63.11% of total outstanding shares

Election of Directors at 2021 Annual Meeting

At the 2021 Annual Meeting, the Company’s stockholders elected the following individuals to serve as directors, each to serve until 2024: David E. Miller, Tera Johnson, and Anna Jones-Crabtree.

The election results from the 2021 Annual Meeting were as follows:

	‘For’ Votes	‘Withheld’ Votes	‘Abstain’ Votes
David E. Miller	60,443.75	100.00	138.00
Tera Johnson	60,095.23	357.13	229.39
Anna Jones-Crabtree	59,236.80	234.24	1,210.71

Approval of Amendment of the Company’s Certificate of Incorporation to Increase Authorized Shares of Common Stock

At the 2021 Annual Meeting, the Company’s stockholders also considered and approved a proposal to amend the Company’s Certificate of Incorporation in order to increase the authorized shares of the Company’s common stock from 200,000 to 1,000,000. The proposal received an affirmative vote of over 50% of the outstanding shares of the Company’s common stock, as follows:

‘For’ Votes	‘Against’ Votes	‘Abstain’ Votes
57,997.03	562.24	2,122.48

Company Update

Following the 2021 Annual Meeting, the Company gave an informational presentation to attendees on its performance, business plan, impact, and strategy. A video recording of this presentation will be made publicly available on the Company’s website at: www.iroquoisvalley.com.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section titled “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A POS dated May 3, 2021, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IROQUOIS VALLEY FARMLAND REIT, PBC

By:
Mark D. Schindel
Chief Financial Officer

Date: September 21, 2021

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